SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

                                ALYN CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    022611107
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Larry A. Kimmel
                              Robert Fleming, Inc.
                           320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1999
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-d(f), or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 022611107              SCHEDULE 13D               Page 2 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               3,770,667 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             604,333 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        3,770,667 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        604,333 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,375,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN

--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 022611107              SCHEDULE 13D               Page 3 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Bermuda
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               604,333 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,770,667 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        604,333 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,770,667 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,375,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN

--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 022611107              SCHEDULE 13D               Page 4 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,375,000 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,375,000 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,375,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN

--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 022611107              SCHEDULE 13D               Page 5 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               4,375,000 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,375,000 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        4,375,000 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,375,000 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,375,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO

--------------------------------------------------------------------------------
                            SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 022611107              SCHEDULE 13D               Page 6 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING, INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,375,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IA, CO

--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 022611107              SCHEDULE 13D               Page 7 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING HOLDINGS, LTD.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United Kingdom
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,375,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      26.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO

--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

         Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1. Security and Issuer.

         This Statement on Schedule 13D relates to Common Stock, par value $0.001 per share ("Common Stock"), of Alyn Corporation, a Delaware corporation ("Issuer"). The address of the Issuer's principal executive offices is 16761 Hale Avenue, Irvine, California 92606.

Item 2. Identity and Background.

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P., ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming, Inc. ("RFI"), investment adviser to the US Fund and Offshore Fund (collectively, the "Funds"), and (vi) Robert Fleming Holdings, Ltd. ("RFH"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons").

      The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

      The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

      During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         On September 29, 1999, the US Fund entered into the Stock and Warrant Purchase Agreement, dated as of September 29, 1999, between the Issuer and the US Fund (see Exhibit 4 hereto, which is incorporated herein by reference), to purchase, for a total purchase price of $6,464,000 (x) 64,640 shares of Series C Convertible Preferred Stock, $0.01 par value per share ("Series C Preferred Stock"), and (y) warrants ("US Fund Warrants") (pursuant to the Warrant Certificate issued by the Issuer to US Fund) (see Exhibit 8 hereto, which is incorporated herein by reference), to purchase up to 1,616,000 shares of Common Stock, of the Issuer. The Series C Preferred Stock is convertible into 2,154,667 shares of Common Stock. The US Fund purchased the Series C Preferred Stock and the US Fund Warrants, which were acquired by the US Fund at the closing on October 8, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

         On September 29, 1999, the Offshore Fund entered into the Stock and Warrant Purchase Agreement, dated as of September 29, 1999, between the Issuer and the Offshore Fund, to purchase, for a total purchase price of $1,036,000,
(x) 10,360 shares of Series C Preferred Stock and (y) warrants ("Offshore Fund Warrants") (pursuant to the Warrant Certificate issued by the Issuer to the Offshore Fund), to purchase up to 259,000 shares of Common Stock (the US Fund Warrants and the Offshore Fund Warrants collectively referred to herein as the "Warrants"), of the Issuer. The Series C Preferred Stock is convertible into 345,333 shares of Common Stock. The Offshore Fund purchased the Series C Preferred Stock and the Offshore Fund Warrants, which were acquired by the Offshore Fund at closing on October 8, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purpose of Transaction.

a) The Series C Preferred Stock and the Warrants deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) Pursuant to the Issuer's Certificate of Designations for the Series C Convertible Preferred Stock (see Exhibit 5 hereto, which is incorporated herein by reference), so long as either (i) the Funds, any Affiliate, officer or employee of an Affiliate or investment fund managed by an Affiliate of the Funds to which the Funds may transfer record or beneficial ownership of any shares of Series C Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series C Preferred Stock ("Fleming Holder") own at least 50% of the outstanding shares of Series C Preferred Stock or (ii) any transferee (except for a Fleming Holder) of any shares of Series C Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series C Preferred Stock ("Transferee") owns at least 50% of the outstanding shares of Series C Preferred Stock, the holders of Series C Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect up to two (2) directors of the Issuer. So long as either (i) the Fleming Holders own at least 25% of the outstanding shares of Series C Preferred Stock or (ii) any Transferee owns at least 25% of the outstanding shares of Series C Preferred Stock, the holders of Series C Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect one (1) director of the Issuer.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in:
(e) any material change in the present capitalization or divided policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series C Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Series C Preferred Stock are converted) or to sell or otherwise dispose of all or part of the Warrants beneficially owned by them (or any Shares of Common Stock into which such Warrants are exercised) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.


Item 5. Interest in Securities of the Issuer.

(a) On October 8, 1999, the US Fund purchased 64,640 shares of Series C Preferred Stock ("US Fund Preferred Stock"). The US Fund Preferred Stock is currently convertible into 2,154,667 shares of Common Stock ("US Fund Conversion Shares"), subject to certain antidilution provisions. On October 8, 1999, 1999, the US Fund purchased Warrants exercisable at $3.00 per share, subject to certain antidilution and clawback provisions, for up to 1,616,000 shares of Common Stock ("US Fund Warrant Shares").

         On October 8, 1999, the Offshore Fund purchased 10,360 shares of Series C Preferred Stock ("Offshore Fund Preferred Stock"). The Offshore Fund Preferred Stock is currently convertible into 345,333 shares of Common Stock ("Offshore Fund Conversion Shares"), subject to certain antidilution provisions. On October 8, 1999, the Offshore Fund purchased warrants exercisable at $3.00 per share, subject to certain antidilution and clawback provisions, for up to 259,000 shares of Common Stock ("Offshore Fund Warrant Shares").

         Because of their relationship as affiliated entities, both Funds may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of both Funds, Fleming Partners may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. As investment adviser to the Funds, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. RFI is 100% owned by RFH. RFH is 100% owned by Copthall Overseas Limited which is ultimately 100% owned by Robert Fleming Holdings Limited. Thus, as the indirect parent of RFI, RFH may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares.

         Pursuant to the Offshore Fund's Limited Partnership Agreement (attached hereto as Exhibit 2 and incorporated herein by reference), Fleming Bermuda, one of the Offshore Fund's general partners, is responsible for the Offshore Fund's administrative, secretarial and related management activities. Fleming Bermuda has no authority over or responsibility for the investment management of the Offshore Fund.

         As of October 8, 1999, each of the Funds, each of Fleming Partners, Discovery, RFI and RFH may be deemed to have owned beneficially 26.5% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 12,122,402 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of October 8, 1999, (ii) the number of shares of Common Stock (2,500,000) issuable upon conversion of the US Fund Preferred Stock and Offshore Fund Preferred Stock and (iii) the number of shares of Common Stock (1,875,000) issuable upon exercise of the Warrants.

         The percentage is calculated by dividing 4,375,000 (which is the sum of 2,500,000 and 1,875,000) by 16,497,402 (which is the sum of 2,500,000, 1,875,000 and 12,122,402).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         The Funds acquired their respective shares of Series C Preferred Stock as of October 8, 1999 pursuant to the Stock and Warrant Purchase Agreements, dated as of September 29, 1999, and executed by the Funds and the Issuer.

         The Funds acquired their respective Warrants pursuant to their respective Warrant Certificates, dated October 8, 1999, and executed by the Issuer. The Warrant Certificates contain certain antidilution and clawback provisions.

         A Stockholders Agreement, dated as of October 8, 1999 (attached hereto as Exhibit 6 and incorporated herein by reference), was entered by the Issuer, Arne Van Roon, Robin Carden (together with Van Roon referred to as "Management Stockholders") and each of the Funds. The Stockholders' Agreement provides that in the even a Management Stockholder proposes to transfer his shares ("Transferor Shares") to any Person ("Buyer"), as a condition to such Transfer, the Management Stockholder shall cause the Buyer to offer to purchase from each Fund up to that number of Series C Preferred Stock and Common Stock owned by an Fleming Holder or any Transferee ("Investor Shares") representing the same percentage of all Investor Shares owned by it as the Transferor Shares are of all Management Shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 1 of the Stockholders' Agreement.

         Pursuant to the Registration Rights Agreement, dated October 8, 1999 (attached hereto as Exhibit 7 and incorporated herein by reference), the Issuer has granted to the Fleming Holders and their permitted transferees certain demand and "piggyback" registration rights with respect to the shares of Common Stock (including Common Stock issuable upon the conversion of Series C Preferred Stock) held by such stockholders.

         Pursuant to the Certificate of Designations of the Series C Preferred Stock, filed with the Secretary of State of Delaware on October 4, 1999 (see
Exhibit 5 hereto, which is incorporated herein by reference), the Fleming Holders currently are entitled to one vote per share of Common Stock into which each share of Series C Preferred Stock is convertible. The Fleming Holders are entitled to receive dividends in an amount equal to the equivalent per share dividend declared on the Common Stock, when and as declared by the Board of Directors. In addition, under the Certificate of Designations of the Series C Preferred Stock, the Fleming Holders are entitle to elect certain members of the Issuer's Board of Directors, as more fully set forth in Item 5 herein and
Section 4( C) of the Certificate of Designations of Series C Preferred Stock.

         In the Limited Partnership Agreements of the US Fund and the Offshore Fund, each dated as of September 27, 1996 (attached hereto as Exhibits 3 and 2, and are incorporated herein by reference), the Funds and their respective limited partners agreed that (i) all investment opportunities would be apportioned between the Funds in proportion to the relative amounts of capital committed to each Fund and (ii) the Funds would sell or otherwise dispose of their investments at substantially the same time, on substantially the same terms, in amounts proportionate to the relative size of their investments.

         The foregoing response to this Item 6 is qualified in its entirety by reference to the Stock and Warrant Purchase Agreements, the Stockholders' Agreement, the Certificate of Designations, the Registration Rights Agreement and the Warrant Certificates.

         Except as set forth in this Item 6 and Items 3, 4, and 5 of this statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1 -  Joint Filing Agreement.

        Exhibit 2 -  Limited Partnership Agreement of Fleming Discovery Offshore
                     Fund III, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

        Exhibit 3 -  Limited Partnership Agreement of Fleming US Discovery Fund
                     III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

        Exhibit 4 -  Stock and Warrant Purchase Agreement, dated as of
                     September 29, 1999, between Alyn Corporation and Fleming US Discovery Fund III, L.P. (incorporated by reference to the same document included as Exhibit 4.1 to Form 8-K filed by the Issuer on October 4, 1999, under SEC File No. 000-21153).

        Exhibit 5 -  Certificate of Designations of Series C Convertible
                     Preferred Stock of Alyn Corporation filed with the Secretary of State of Delaware on October 4, 1999 (incorporated by reference to the same document included as Exhibit 4.2 to Form 8-K filed by the Issuer on October 4, 1999, under SEC File No. 000-21153).

        Exhibit 6 -  Stockholders' Agreement, dated as of October 8, 1999, among
                     Alyn Corporation, Arne Van Roon, Robin Carden, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P.

        Exhibit 7 -  Registration Rights Agreement, dated as of October 8, 1999 among Alyn Corporation, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P.

        Exhibit 8 -  Warrant Certificate, dated October 8, 1999 between Alyn
                     Corporation and Fleming US Discovery Fund III, L.P. (incorporated by reference to the same document included as Exhibit 4.3 to Form 8-K filed by the Issuer on October 4, 1999, under SEC File No. 000-21153).

        Exhibit 99 - Press Release issued by the Issuer on October 1,
                     1999 (incorporated by reference to the same document included as Exhibit 99 to Form 8-K filed by the Issuer on October 4, 1999, under SEC File No. 000-21153).


        Appendix 1-  Address, Organization and Principal Business of Each
                     Reporting Person Required by Item 2

        Appendix 2-  Information About Each Reporting Person Required by Item 2

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

October 18, 1999

                       FLEMING US DISCOVERY FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                         ------------------------------
                            Robert L. Burr, Director


                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                           --------------------------
                            Robert L. Burr, Director


                       FLEMING US DISCOVERY PARTNERS, L.P.
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                       ----------------------------------
                            Robert L. Burr, Director


                            FLEMING US DISCOVERY, LLC

                             By: /s/ Robert L. Burr
                       ----------------------------------
                            Robert L. Burr, Director


                              ROBERT FLEMING, INC.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director


                          ROBERT FLEMING HOLDINGS, LTD.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director

Exhibit 1

                             JOINT FILING AGREEMENT

      Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D dated October 18, 1999 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Alyn Corporation. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this day of October 18, 1999.

                       FLEMING US DISCOVERY FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                         ------------------------------
                            Robert L. Burr, Director


                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                           --------------------------
                            Robert L. Burr, Director


                       FLEMING US DISCOVERY PARTNERS, L.P.
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                       ----------------------------------
                            Robert L. Burr, Director


                            FLEMING US DISCOVERY, LLC

                             By: /s/ Robert L. Burr
                       ----------------------------------
                            Robert L. Burr, Director

Exhibit 1

                              ROBERT FLEMING, INC.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director


                          ROBERT FLEMING HOLDINGS, LTD.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director

APPENDIX 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5




                             PRINCIPAL BUSINESS    PLACE OF
REPORTING PERSON             AND OFFICE ADDRESS    ORGANIZATION                    PRINCIPAL BUSINESS

Fleming US Discovery Fund    320 Park Avenue,      Delaware limited partnership    to invest in securities with a
III, L.P.                    11th Floor                                            view to long-term capital
("US Fund")                  New York, NY 10022                                    appreciation

Fleming US Discovery         c/o Bank of Bermuda,  Bermuda limited partnership     to invest in securities with a
Offshore Fund III, L.P.      Ltd,                                                  view to long-term capital
("Offshore Fund," with US    6 Front St                                            appreciation
Funds the "Funds")           Hamilton HM 11 Bermuda

Fleming US Discovery         320 Park Avenue,      Delaware limited partnership    to act as the general partner
Partners, L.P.               11th Floor                                            of the Funds
("Fleming Partners")         New York, NY  10022

Fleming US Discovery, LLC    320 Park Avenue,      Delaware limited liability      to act as the sole general
                             11th Floor            company                         partner of Fleming Partners
                             New York, NY 10022

Robert Fleming, Inc.         320 Park Avenue,      Delaware corporation            a registered investment
                             11th Floor                                            adviser and broker-dealer
                             New York, NY 10022

Robert Fleming Holdings,     25 Copthall Avenue    United Kingdom company          to provide international
Ltd.                         London EC2B 7PQ,                                      investment banking, asset
                             England                                               management and securities
                                                                                   brokerage services to its clients
OTHER

Fleming US Discovery         25 Copthall Avenue
Investment Trust             London EC2B 7PQ,
                             England

Fleming US Discovery         320 Park Avenue,
Fund                         11th Floor
                             New York, NY  10022


                                   Appendix 2

         INFORMATION ABOUT REPORTING PERSONS
         REQUIRED BY ITEM 2

         MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC

MANAGERS

          Robert Fleming, Inc.
          Robert L. Burr
          Christopher M.V. Jones*
          Eytan M. Shapiro*
          Timothy R.V. Parton*

EXECUTIVE COMMITTEE

           Arthur A. Levy
           Iain O.S. Saunders
           Jonathan K.L. Simon
           Robert L. Burr
           Christopher M.V. Jones

INVESTMENT COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Eytan M. Shapiro
           Timothy R.V. Parton

* Eytan M. Shapiro, Christopher M.V. Jones and Timothy R.V. Parton are -United Kingdom citizens. Robert L. Burr is a United States citizen. Their business address is 320 Park Avenue, 11th Floor, New York, New York 10022. The citizenship and business address, for each of the remaining persons listed above is contained in "Executive Officers and Directors of Robert Fleming, Inc."

            EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT FLEMING, INC.

Name:                           Lord Robin Renwick
Citizenship:                    United Kingdom
Business Address:               Robert Fleming & Co.
                                25 Copthall Avenue
                                London EC2R-7DR, England
Title:                          Chairman of the Board

Name:                           Arthur A. Levy
Citizenship:                    United States
Business Address:               Robert Fleming, Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          President, Vice Chairman and Director

Name:                           Christopher M.V. Jones
Citizenship:                    United Kingdom
Business Address:               Robert Fleming, Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Director

Name:                           Larry A. Kimmel
Citizenship:                    United States
Business Address:               Robert Fleming,Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Vice President and Director of Compliance

Name:                           Iain O.S. Saunders
Citizenship:                    United Kingdom
Business Address:               Robert Fleming & Co.
                                25 Copthall Avenue
                                London EC2R-7DR, England
Title:                          Director

Name:                           Jonathan K.L. Simon
Citizenship:                    United Kingdom
Business Address:               Robert Fleming, Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Director

Name:                           Andrea M. Whitmore
Citizenship:                    United States
Business Address:               Robert Fleming, Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Chief Financial Officer and Vice President

Name:                           Mark Mattheys
Citizenship:                    United States
Business Address:               Robert Fleming, Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Director and Chief Operating Officer

Name:                           Charlie Bridge
Citizenship:                    United States
Business Address:               Robert Fleming, Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Director

Name:                           Eduardo Canet
Citizenship:                    United States
Business Address:               Robert Fleming, Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Director

             OFFICERS AND DIRECTORS OF ROBERT FLEMING HOLDINGS, LTD.

BOARD OF DIRECTORS*             CITIZENSHIP

John Manser CBE                 United Kingdom
Chairman

William Garrett                 United Kingdom
Group Chief Executive

Phillip Wichelow                United Kingdom

Iain O.S. Saunders              United Kingdom

John Emly                       United Kingdom

Paul Bateman                    United Kingdom

Tom Hughes-Hallett              United Kingdom

Michael Baines                  United Kingdom

David Boardman                  United Kingdom

Robin Fleming                   United Kingdom

Ken Inglis                      United Kingdom

Arthur A. Levy                  United States

Bernard Taylor                  United Kingdom

Sir Robin Renwick KCMG          United Kingdom

John Archibald                  United Kingdom

Peter Barton                    United Kingdom

Ian Hannam                      United Kingdom

*With the exception of Arthur A. Levy, the business address for each of the above persons is 25 Copthall Avenue, London EC2R- 77DR, England. The titles below the first four names refer to officer titles.